Exhibit 21.1

Subsidiaries of the Registrant

PeopleSupport (Philippines), Inc., a Philippine corporation
PeopleSupport Properties Philippines, Inc., a subsidiary of PeopleSupport (Philippines), Inc.
STC Solutions, Inc., a Delaware corporation
ProArm Management, Inc., a Delaware corporation
PeopleSupport Rapidtext, Inc., a Delaware corporation
The Transcription Company, a California corporation, a subsidiary of PeopleSupport Rapidtext, Inc.
PeopleSupport (Costa Rica), S.R.L., a Costa Rican entity